B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Gold revenue	$164,803	$136,506	$309,055	$275,398

Cost of sales

Production costs	(66,146)	(76,096)	(127,790)	(153,919)
Depreciation and depletion	(38,938)	(35,008)	(73,251)	(67,803)
Royalties and production taxes	(5,565)	(5,761)	(11,421)	(10,756)

Total cost of sales	(110,649)	(116,865)	(212,462)	(232,478)

Gross profit	54,154	19,641	96,593	42,920

General and administrative	(8,174)	(10,352)	(15,662)	(20,060)
Share-based payments (Note 9)	(2,087)	(3,647)	(7,472)	(9,135)
Write-off of mineral property interests (Note 6)	(3,867)	-	(3,867)	-
Provision for non-recoverable input taxes	(787)	(637)	(1,029)	(611)
Foreign exchange losses	(2,147)	(1,166)	(1,785)	(2,915)
Other	(2,049)	(1,057)	(3,584)	(1,786)

Operating income	35,043	2,782	63,194	8,413

Loss on fair value of convertible notes (Note 8)	(37,434)	(8,364)	(43,393)	(6,671)
Gain on sale of Bellavista property	-	-	-	2,192
Community relations	(958)	(1,089)	(1,845)	(1,938)
Interest and financing expense	(2,906)	(8,259)	(5,932)	(9,967)
Realized losses on derivative instruments	(3,752)	(1,994)	(9,247)	(2,548)
Unrealized losses on derivative instruments	(650)	(5,727)	(10,100)	(5,820)
Write-down of long-term investments (Note 5)	(182)	(517)	(182)	(1,855)
Other	(414)	(271)	(1,325)	333

Loss before taxes	(11,253)	(23,439)	(8,830)	(17,861)

Current income tax, withholding and other taxes (expense) recovery (Note 14)	(3,990)	(1,728)	(8,335)	568
Deferred income tax recovery	3,437	2,383	12,010	850

Net loss for the period	$(11,806)	$(22,784)	$(5,155)	$(16,443)

Attributable to:
Shareholders of the Company	$(10,330)	$(21,185)	$(2,013)	$(14,923)
Non-controlling interests	(1,476)	(1,599)	(3,142)	(1,520)

Net loss for the period	$(11,806)	$(22,784)	$(5,155)	$(16,443)

Loss per share (attributable to shareholders of the Company)
Basic	$(0.01)	$(0.02)	$(0.00)	$(0.02)
Diluted	$(0.01)	$(0.02)	$(0.00)	$(0.02)

Weighted average number of common shares outstanding (in thousands)
Basic	930,235	923,035	928,690	920,022
Diluted	930,235	923,035	928,690	920,022

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Net loss for the period	$(11,806)	$(22,784)	$(5,155)	$(16,443)

Other comprehensive income (loss)

Items that may be reclassified subsequently to net income:
- Cumulative translation adjustment (“CTA”)	-	573	-	(23,560)
- Unrealized gain (loss) on investments, net of deferred tax expense (Note 5)	(872)	1,739	3,492	1,347

Other comprehensive income (loss) for the period	(872)	2,312	3,492	(22,213)

Total comprehensive loss for the period	$(12,678)	$(20,472)	$(1,663)	$(38,656)

Total other comprehensive income (loss) attributable to:
Shareholders of the Company	$(872)	$1,980	$3,492	$(21,806)
Non-controlling interests	-	332	-	(407)

	$(872)	$2,312	$3,492	$(22,213)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	$(11,202)	$(19,205)	$1,479	$(36,729)
Non-controlling interests	(1,476)	(1,267)	(3,142)	(1,927)

	$(12,678)	$(20,472)	$(1,663)	$(38,656)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Operating activities
Net loss for the period	$(11,806)	$(22,784)	$(5,155)	$(16,443)
Mine restoration provisions settled	(66)	(310)	(98)	(444)
Non-cash charges (Note 15)	84,015	58,303	132,610	96,990
Changes in non-cash working capital (Note 15)	(4,010)	787	(10,069)	15,868
Proceeds from prepaid sales (Note 10)	-	-	120,000	-
Changes in long-term value added tax receivables	(529)	(1,681)	1,869	(2,993)

Cash provided by operating activities	67,604	34,315	239,157	92,978

Financing activities
Credit facility, drawdowns net of transaction costs (Note 8)	-	168,854	50,000	168,854
Repayment of credit facility (Note 8)	-	(150,000)	(100,000)	(150,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs	9,807	-	11,043	3,883
Repayment of Otjikoto equipment loan facility	(2,043)	(1,717)	(3,823)	(3,433)
Repayment of Nicaraguan equipment loans	(427)	(380)	(932)	(752)
Interest and commitment fees paid	(6,718)	(5,648)	(9,800)	(7,138)
Common shares issued for cash	6,777	58	6,795	540
Restricted cash movement	(1,119)	31	(1,169)	(400)

Cash provided (used) by financing activities	6,277	11,198	(47,886)	11,554

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(7,618)	(6,007)	(26,326)	(19,533)
Masbate Mine, development and sustaining capital	(8,836)	(11,940)	(17,350)	(16,066)
Libertad Mine, development and sustaining capital	(2,920)	(5,343)	(11,700)	(11,482)
Limon Mine, development and sustaining capital	(1,581)	(5,807)	(2,961)	(11,204)
Fekola Project, development	(50,998)	-	(97,439)	-
Gramalote Project, prefeasibility and exploration	(2,753)	(3,338)	(2,816)	(6,788)
Other exploration and development (Note 15)	(7,800)	(27,362)	(12,833)	(51,625)
Purchase of non-controlling interest (Note 6)	-	-	(6,000)	(6,138)
Acquisition of rights (Note 6)	-	(4,000)	-	(4,000)
Other	(115)	(284)	639	843

Cash used by investing activities	(82,621)	(64,081)	(176,786)	(125,993)

Increase (decrease) in cash and cash equivalents	(8,740)	(18,568)	14,485	(21,461)

Effect of exchange rate changes on cash and cash equivalents	(527)	109	174	(1,385)

Cash and cash equivalents, beginning of period	109,069	128,177	85,143	132,564

Cash and cash equivalents, end of period	$99,802	$109,718	$99,802	$109,718

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	June 30,	December 31,
	2016	2015

Assets
Current
Cash and cash equivalents	$99,802	$85,143
Accounts receivable and prepaids	10,726	11,532
Value-added and other tax receivables	18,231	20,597
Inventories (Note 4)	100,020	86,324
	228,779	203,596
Long-term investments (Note 5)	14,090	10,163
Value-added tax receivables	26,427	24,804
Mining interests (Note 6 and Note 19 - Schedules)
Owned by subsidiaries	1,813,524	1,723,366
Investments in joint ventures	45,740	42,394
Other assets (Note 7)	21,459	20,059
	$2,150,019	$2,024,382
Liabilities
Current
Accounts payable and accrued liabilities	$57,421	$58,744
Current taxes payable	6,500	10,686
Current portion of long-term debt (Note 8)	14,137	11,726
Current portion of derivative instruments at fair value (Note 12)	14,031	10,618
Current portion of mine restoration provisions	483	483
Current portion of prepaid sales (Note 10)	29,556	-
Other	784	6,663
	122,912	98,920
Derivative instruments at fair value	24,790	18,968
Long-term debt (Note 8)	448,119	451,466
Prepaid sales (Note 10)	90,444	-
Mine restoration provisions	69,432	63,539
Deferred income taxes	57,454	68,939
Employee benefits obligation	6,928	6,814
Other long-term liabilities (Note 6)	3,939	3,197
	824,018	711,843
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 933,915,046 common shares (Dec 31, 2015 – 927,073,436)	2,051,964	2,036,778
Contributed surplus	69,990	70,051
Accumulated other comprehensive loss	(92,762)	(96,254)
Deficit	(708,904)	(706,891)
	1,320,288	1,303,684
Non-controlling interests	5,713	8,855
	1,326,001	1,312,539
	$2,150,019	$2,024,382

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

		2016

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss		Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254	) $	(706,891)	$8,855	$1,312,539

January 1, 2016 to June 30, 2016:
Net loss for the period	-	-	-	-		(2,013)	(3,142)	(5,155)
Unrealized gain on investments	-	-	-	3,492		-	-	3,492
Exercise of stock options	3,686	5,584	-	-		-	-	5,584
Shares pending issuance for exercise of stock options	590	1,212	-	-		-	-	1,212
Shares issued on vesting of RSU	2,466	4,888	(4,888)	-		-	-	-
Shares issued for mineral property interests	100	216	-	-		-	-	216
Share based payments (Note 9)	-	-	8,113	-		-	-	8,113
Transfer to share capital on exercise of stock options	-	3,286	(3,286)	-		-	-	-

Balance at June 30, 2016	933,915	$2,051,964	$69,990	$(92,762	) $	(708,904)	$5,713	$1,326,001

		2015

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340

January 1, 2015 to June 30, 2015:
Net loss for the period	-	-	-	-	(14,923)	(1,520)	(16,443)
Acquisition of non-controlling interest (Note 6)	3,111	6,000	-	-	(12,328)	(45,470)	(51,798)
Shares issued for acquisition of rights (Note 6)	2,995	4,700	-	-	(8,000)	-	(3,300)
Cumulative translation adjustment	-	-	-	(23,560)	-	(407)	(23,967)
Unrealized gain on investments	-	-	-	1,347	-	-	1,347
Exercise of stock options	546	540	-	-	-	-	540
Shares issued on vesting of RSU	2,377	5,980	(5,980)	-	-	-	-
Share based payments (Note 9)	-	-	10,395	-	-	-	10,395
Transfer to share capital on exercise of stock options	-	440	(440)	-	-	-	-

Balance at June 30, 2015	926,681	$2,036,128	$63,764	$(93,766)	$(571,868)	$7,856	$1,442,114

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Nicaragua and Finland.

The Company operates the Otjikoto Mine in Namibia, which commenced commercial production on February 28, 2015, the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 2, 2016.

3	Significant accounting judgements and estimates

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At June 30, 2016, the Company had a provision totalling $0.8 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4	Inventories

	June 30,	December 31,
	2016	2015
	$	$

Gold and silver bullion	23,182	14,273
In-process inventory	9,414	10,783
Ore stock-pile inventory	11,079	8,720
Materials and supplies	56,345	52,548

	100,020	86,324

5	Long-term investments

	June 30, 2016				December 31, 2015
	Cost $	Total Impair - ment $	AOCI $	Fair Value $	Cost $	Total Impair- ment $	AOCI $	Fair Value $

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(16,108)	1,153	5,238	20,193	(16,108)	839	4,924
RTG Mining Inc.	13,400	(10,071)	1,984	5,313	13,400	(10,071)	-	3,329
Calibre Mining Corp.	5,716	(4,330)	1,843	3,229	5,716	(4,330)	131	1,517
Kronk Resources Inc.	592	(289)	-	303	496	(106)	-	390
Goldstone Resources Ltd.	20	(17)	4	7	20	(17)	-	3

Balance, end of period	39,921	(30,815)	4,984	14,090	39,825	(30,632)	970	10,163

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	June 30,	December 31,
	2016	2015
	$	$
Property, plant and equipment (depletable)

Otjikoto Mine, Namibia
Cost	464,629	437,591
Accumulated depreciation and depletion	(65,205)	(41,810)
	399,424	395,781
Masbate Mine, Philippines
Cost, net of impairment	492,827	472,021
Accumulated depreciation and depletion	(145,962)	(125,574)
	346,865	346,447
Libertad Mine, Nicaragua
Cost, net of impairment	285,626	272,295
Accumulated depreciation and depletion	(192,542)	(169,721)
	93,084	102,574
Limon Mine, Nicaragua
Cost, net of impairment	145,544	140,791
Accumulated depreciation and depletion	(96,727)	(87,197)
	48,817	53,594
Masbate undeveloped mineral interests, net of impairment (non-depletable)	72,682	72,682

Mine under construction (non-depletable)

Fekola, Mali	727,923	631,524

Exploration and evaluation properties (non-depletable)

Kiaka, Burkina Faso	65,504	63,339
Mocoa, Colombia	28,742	28,717
Calibre, Nicaragua	11,636	11,252
Other	18,283	16,528
	124,165	119,836
Corporate & other

Office, furniture and equipment, net	564	928
	1,813,524	1,723,366
Investments in joint ventures (accounted for using the equity method)

Gramalote, Colombia, net of impairment	44,539	41,193
Quebradona, Colombia	1,201	1,201
	45,740	42,394
	1,859,264	1,765,760

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto

On February 28, 2015, management determined that the Otjikoto Mine achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production were recorded in the statement of operations. Sales proceeds from the pre-commercial production period of $23.1 million were offset against the amounts capitalized for the Otjikoto Mine property, plant and equipment.

Fekola

Purchase of Fekola non-controlling interest

In January 2015, the Company purchased the 10% non-controlling interest, owned by a private Malian company, in Songhoi Resources SARL (“Songhoi”). Songhoi is the entity that holds the Fekola Project in Mali. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing, (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2016) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project. At the holder’s election, $6 million in cash was paid during the first quarter of 2016.

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%. These have been accrued in other liabilities.

Pursuant to applicable mining law, when the project advances to development and production stage, an exploitation company will be formed with the Company contributing a 10% free carried interest to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% of the exploitation company.

Chile

During the quarter, the Company elected not to continue with the Pampa Paciencia and Cerro Barco projects in Chile. As a result, the company wrote-off expenditures totalling $3.7 million related to these projects during the period.

7	Other assets

	June 30,	December 31,
	2016	2015
	$	$

Loan receivable, including accrued interest	7,428	7,241
Debt service reserve account	5,235	4,092
Reclamation deposits	2,022	1,996
Low-grade stockpile	3,330	3,982
Fair value of derivative instruments	-	629
Other	3,444	2,119

	21,459	20,059

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Long-term debt

	June 30,	December 31,
	2016	2015
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	213	(41,445)
	258,963	217,305
Revolving corporate credit facility:
Principal amount	175,000	225,000
Less: unamortized transaction costs	(4,072)	(5,086)
	170,928	219,914
Equipment loans/finance lease obligations:
Otjikoto equipment loan facility (net of unamortized transaction costs)	28,615	21,291
Nicaraguan equipment loans	3,750	4,682
	32,365	25,973
	462,256	463,192
Less: current portion	(14,137)	(11,726)
	448,119	451,466

Convertible senior subordinated notes

As at June 30, 2016 the fair value of the convertible senior subordinated notes (“convertible notes”) was $259.0 million. The loss on fair value of convertible notes recorded in the statement of operations for the three and six months ended June 30, 2016 was $37.4 million and $43.4 million respectively (2015 – loss of $8.4 million and $6.7 million respectively). The change in fair value of the notes recognized in the statement of operations for the three and six months ended June 30, 2016 is stated after adjusting for $1.3 million and $2.5 million respectively (2015 - nil and $2.4 million respectively) of interest expense which was attributable to eligible expenditures on the Fekola property (2015 – Otjikoto property) and has been capitalized to the carrying amount of the property.

Revolving credit facilities

On May 20, 2015, the Company entered into a new $350 million revolving credit facility (the “New RCF”). On June 11, 2015 the Company repaid the $150 million outstanding under its existing revolving credit facility with proceeds from the New RCF. At this time, the remaining unamortized transaction costs totalling $3.0 million were expensed to interest and financing expense in the statement of operations.

As at December 31, 2015, Company had drawn down $225 million under the New RCF. During the three and six months ended June 30, 2016, the company drew down an additional nil and $50 million respectively. Following completion of the Prepaid Sales transactions (Note 10) in March 2016, the Company reduced the outstanding balance on the New RCF by $100 million, to $175 million. At June 30, 2016, the undrawn and available balance under the facility was $175 million.

For the three and six months ended June 30, 2016, the interest and financing expense recognized in the statement of operations was reduced by $0.7 million and $1.4 million respectively (2015 – nil and $0.8 million respectively), which was attributable to eligible expenditures on the Fekola property (2015 – Otjikoto property) and capitalized to the carrying amount of the property.

The Company has provided security on the New RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth levels and ratios for leverage and interest coverage. As at June 30, 2016, the Company was in compliance with these debt covenants.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto equipment loan facility

During the three and six months ended June 30, 2016, the Company drew $9.8 million and $11.0 million respectively under the facility (2015 – nil and $3.9 million respectively). During the period, the term over which loans may be advanced under the facility was extended to December 31, 2016 and an additional $4.5 million was made available for drawdown. At June 30, 2016, the Company had drawn down the full amount available under the facility.

Fekola equipment loan facility

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $81 million term Equipment Facility (“The Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $81 million is to be made available to the Company’s majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

The Facility shall be available for a period commencing on the closing date of the Facility and ending on the earlier of the day when the Facility is fully drawn and 30 months from the closing date of the Facility. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

The Facility may be drawn in instalments of not less than Euro 5 million, and each such instalment shall be treated as a separate equipment loan. As at June 30, 2016, there had been no drawdowns on the facility.

Each equipment loan is repayable in 20 equal quarterly instalments. The final repayment date shall be five years from the first disbursement under each equipment loan.

The Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced under The Facility and a commitment fee of 1.15% per annum on the undrawn balance of the Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2016, the Company had 933,915,046 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended June 30, 2016, the Company granted 0.9 million stock options to employees and directors. These options have a weighted average exercise price of C$2.52, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.58%, an expected life of 3.3 years, an expected volatility of 63%, and a dividend yield rate of nil. During the six months ended June 30, 2016, the Company granted 13.2 million stock options to employees and directors. These options have a weighted average exercise price of C$1.22, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.40%, an expected life of 3.30 years, an expected volatility of 60%, and a dividend yield rate of nil. The total number of stock options outstanding at June 30, 2016 was 64.5 million.

For the three and six months ended June 30, 2016, share-based payments expense, relating to the vesting of stock options, was $1.1 million and $4.7 million, respectively (2015 - $1.4 million and $5.4 million), net of $0.3 million and $0.6 million, respectively (2015 - $0.5 million and $1.2 million) capitalized to mining interests.

During the three and six months ended June 30, 2016, the Company granted nil and 1.9 million RSUs, respectively to employees and directors. The total number of RSUs outstanding at June 30, 2016 was 2.0 million.

For the three and six months ended June 30, 2016, share-based payments expense, relating to the vesting of RSUs, was $0.7 million and $2.8 million, respectively (2015 - $0.9 million and $3.1 million), net of $0.1 million and $0.1 million, respectively (2015 - $0.0 million and $0.0 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of approximately 103,300 ounces, with its RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment.

The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018.

11	Gold commitments

As at June 30, 2016, the following gold forward contracts with respect to the Otjikoto Project were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2016	2017	2018	total

Gold forward contracts:
Ounces	4,500	9,000	7,500	21,000
Average price per ounce (rand)	16,020	16,020	16,020	16,020

12	Derivative Financial instruments

Gold forwards

As at June 30, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	17,958	35,916	35,916	89,790
Average price per ounce (rand)	15,044	15,044	15,044	15,044

The unrealized fair value of these contracts at June 30, 2016 was $(36.1) million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Forward contracts – fuel oil, gas oil, diesel

During the six months ended June 30, 2016, the Company entered into additional series of forward contracts for the purchase of 15,347,000 litres of fuel oil and 3,016,000 litres of gas oil with settlements scheduled between August 2016 and May 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at June 30, 2016:

	2016	2017	2018	Total

Forward – fuel oil:
Litres (thousands)	15,074	24,602	4,477	44,153
Average strike price	$0.28	$0.28	$0.27	$0.28

Forward – gas oil:
Litres (thousands)	7,670	5,982	280	13,932
Average strike price	$0.42	$0.40	$0.44	$0.41

Forward – diesel:
Litres (thousand)	4,238	706	-	4,944
Average strike price	$0.46	$0.46	$-	$0.46

The unrealized fair value of these contracts at June 30, 2016 was $(1.6) million.

Interest rate swaps

During the three months ended June 30, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company pays a floating rate equal to the 3 month United States dollar LIBOR rate and receives a fixed rate of 1.04% . These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at June 30, 2016 was $(0.7) million.

13	Financial Instruments

As at June 30, 2016, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2016		As at December 31, 2015

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	14,090	-	10,163	-
Convertible senior subordinated notes (Note 8)	-	(258,963)	-	(217,305)
Gold forward contracts (Note 12)	-	(36,122)	-	(21,390)
Fuel derivative contracts (Note 12)	-	(1,611)	-	(8,196)
Interest rate swaps (Note 12)		(719)	-	-
Gold collar contracts	-	(368)	-	866

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Consolidated loss before income taxes	(11,253)	(23,439)	(8,830)	(17,861)
Canadian federal and provincial income tax rates	26.00%	26.00%	26.00%	26.00%

Income tax recovery at statutory rates	(2,926)	(6,094)	(2,296)	(4,644)

Increase (decrease) attributable to:

Effects of different foreign statutory tax rates and tax holidays	(9,911)	(1,821)	(19,160)	(5,924)
Non-deductible expenditures	1,786	2,253	3,877	4,775
Losses for which no tax benefit has been recorded	13,908	2,875	15,180	4,996
Withholding tax and minimum tax	1,426	536	3,418	1,113
Change due to foreign exchange	1,238	1,953	(373)	5,461
Change in accruals for tax audits	-	-	-	(1,545)
Tax benefit of tax holiday extension	(4,403)	-	(4,403)	-
Changes in estimates of deferred tax assets	-	36	-	(1,400)
Non-deductible portion of losses (gains)	(565)	-	82	(372)
Amounts under/(over) provided for in prior years	-	(393)	-	(3,878)

Income tax recovery	553	(655)	(3,675)	(1,418)

Current income tax, withholding and other taxes	3,990	1,728	8,335	(568)
Deferred income tax recovery	(3,437)	(2,383)	(12,010)	(850)

Income tax expense (recovery)	553	(655)	(3,675)	(1,418)

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash charges (credits):

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Depreciation and depletion	38,938	35,008	73,251	67,803
Share-based payments	2,087	3,647	7,472	9,135
Loss on fair value of convertible notes	37,434	8,364	43,393	6,671
Unrealized loss on derivative instruments	650	5,727	10,100	5,820
Non-cash interest and financing expense	-	5,522	-	5,522
Gain on sale of Bellavista property	-	-	-	(2,192)
Write-off of mineral property interests (Note 6)	3,867	-	3,867	-
Write-down of long-term investments (Note 5)	182	517	182	1,855
Accretion of mine restoration provisions	283	356	629	710
Deferred income tax recovery	(3,437)	(2,383)	(12,010)	(850)
Provision for non-recoverable input taxes	787	637	1,029	611
Other	3,224	908	4,697	1,905

	84,015	58,303	132,610	96,990

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Changes in non-cash working capital:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Accounts receivable and prepaids	(807)	950	570	3,132
Value-added and other tax receivables	(518)	664	(2,155)	2,852
Inventories	(4,603)	(4,988)	(9,820)	6,655
Accounts payable and accrued liabilities	5,495	6,185	5,523	14,056
Income and other taxes payables	(3,577)	(2,024)	(4,187)	(10,827)

	(4,010)	787	(10,069)	15,868

Other exploration and development:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Masbate Mine, exploration	(1,212)	(1,179)	(1,678)	(2,382)
Libertad Mine, exploration	(1,003)	(1,146)	(1,729)	(2,195)
Limon Mine, exploration	(859)	(1,091)	(1,367)	(1,938)
Otjikoto Mine, exploration	(359)	(1,166)	(650)	(1,968)
Fekola Project, exploration	(362)	(19,445)	(1,286)	(37,926)
Kiaka Project, exploration	(1,461)	(1,561)	(2,077)	(2,210)
Primavera, exploration	(104)	(149)	(381)	(566)
Other	(2,440)	(1,625)	(3,665)	(2,440)

	(7,800)	(27,362)	(12,833)	(51,625)

Non-cash investing and financing activities:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Stock-based compensation, capitalized to resource property interests	312	576	641	1,261
Mining equipment purchased under equipment loan	-	-	-	1,559
Interest expense, capitalized to resource property interests	2,060	-	3,904	3,221
Change in accounts payable and accrued liabilities relating to resource property expenditures	(1,871)	(5,082)	(6,608)	(9,141)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Salaries and short-term employee benefits	925	1,030	1,803	3,261
Share-based payments	1,020	1,353	4,272	3,976

	1,945	2,383	6,075	7,237

17	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad, Masbate and Otjikoto mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	For the three months ended June 30, 2016
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	41,240	70,748	40,018	12,797	-	-	-	-	-	164,803
Production costs	12,920	23,386	21,953	7,887	-	-	-	-	-	66,146
Depreciation & depletion	10,723	10,858	13,031	4,326	-	-	-	-	51	38,989
Net income (loss)	8,346	35,041	3,090	(2,939)	(1,671)	(732)	-	35	(52,976)	(11,806)
Capital expenditures	7,978	10,048	3,923	2,441	51,361	1,461	2,753	2,560	-	82,525
Total assets	454,167	513,519	140,744	75,510	728,922	65,672	44,538	59,959	66,988	2,150,019

	For the three months ended June 30, 2015
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	44,558	41,180	31,704	19,064	-	-	-	-	-	136,506
Production costs	18,332	25,793	21,980	9,991	-	-	-	-	-	76,096
Depreciation & depletion	10,825	6,044	10,418	7,721	-	-	-	-	75	35,083
Net income (loss)	15,378	1,300	(5,465)	683	(1,011)	(434)	-	(90)	(33,145)	(22,784)
Capital expenditures	7,174	13,119	6,489	6,899	19,445	1,560	3,338	1,774	239	60,037
Total assets	462,165	490,575	202,173	107,760	523,834	61,500	73,521	59,732	92,618	2,073,878

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2016
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	86,419	123,849	73,211	25,576	-	-	-	-	-	309,055
Production costs	27,296	44,631	39,092	16,771	-	-	-	-	-	127,790
Depreciation & depletion	23,249	19,343	22,567	8,092	-	-	-	-	101	73,352
Net income (loss)	21,789	53,513	5,351	(3,947)	(86)	(180)	-	120	(81,715)	(5,155)
Capital expenditures	26,977	19,028	13,429	4,328	98,726	2,077	2,816	4,063	(280)	171,164
Total assets	454,167	513,519	140,744	75,510	728,922	65,672	44,538	59,959	66,988	2,150,019

	For the six months ended June 30, 2015
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	60,745	109,628	69,238	35,787	-	-	-	-	-	275,398
Production costs	25,164	63,189	45,321	20,245	-	-	-	-	-	153,919
Depreciation & depletion	14,330	17,058	22,460	13,955	-	-	-	-	131	67,934
Net income (loss)	18,087	16,222	(2,677)	(796)	(2,862)	(1,171)	-	(233)	(43,013)	(16,443)
Capital expenditures	21,501	18,448	13,677	13,143	37,926	2,210	6,788	3,005	247	116,945
Total assets	462,165	490,575	202,173	107,760	523,834	61,500	73,521	59,732	92,618	2,073,878

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations

	June 30,	December 31,
	2016	2015
	$	$

Mining interests
Mali	738,184	639,780
Philippines	419,547	419,129
Namibia	400,765	396,338
Nicaragua	157,243	171,087
Colombia	74,482	71,111
Burkina Faso	67,388	64,934
Chile	-	1,964
Finland	1,090	489
Canada	565	928

	1,859,264	1,765,760

18	Commitments

•	As at June 30, 2016, the Company had commitments (in addition to those disclosed elsewhere in these financial statements) for payments of $77.0 million for Fekola project equipment and development costs. Of this $59.8 million is expected to be incurred in 2016 and $17.2 million in 2017.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 19)
For the six months ended June 30, 2016
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015 $	Acquisition costs/ Additions $	Disposals/ write-offs $	Reclass $	Cumulative translation adjustment $	Balance at Jun. 30, 2016 $	Balance at Dec. 31, 2015 $	Depreciation $	Disposals/ write-offs $	Balance at Jun. 30, 2016 $	As at Jun. 30, 2016 $	As at Dec. 31, 2015 $
Property, plant and equipment (depletable)
Otjikoto	437,591	27,038	-	-	-	464,629	(41,810)	(23,395)	-	(65,205)	399,424	395,781
Masbate	472,021	22,172	(1,366)	-	-	492,827	(125,574)	(21,128)	740	(145,962)	346,865	346,447
Libertad	272,295	13,830	(499)	-	-	285,626	(169,721)	(23,055)	234	(192,542)	93,084	102,574
Limon	140,791	4,753	-	-	-	145,544	(87,197)	(9,530)	-	(96,727)	48,817	53,594
	1,322,698	67,793	(1,865)	-	-	1,388,626	(424,302)	(77,108)	974	(500,436)	888,190	898,396
Masbate undeveloped mineral
interests	72,682	-	-	-	-	72,682	-	-	-	-	72,682	72,682
Mine under construction
Fekola	631,524	96,399	-	-	-	727,923	-	-	-	-	727,923	631,524
	631,524	96,399	-			727,923	-	-	-	-	727,923	631,524
Exploration & evaluation properties (non-depletable)
Kiaka	63,339	2,165	-	-	-	65,504	-	-	-	-	65,504	63,339
Mocoa	28,717	25	-	-	-	28,742	-	-	-	-	28,742	28,717
Calibre	11,252	384	-	-	-	11,636	-	-	-	-	11,636	11,252
Other	16,528	5,619	(3,864)	-	-	18,283	-	-	-	-	18,283	16,528
	119,836	8,193	(3,864)	-	-	124,165	-	-	-	-	124,165	119,836
Corporate
Office, furniture & equipment	2,062	(261)	-	-	-	1,801	(1,134)	(103)	-	(1,237)	564	928
	2,062	(261)	-	-		1,801	(1,134)	(103)	-	(1,237)	564	928
	2,148,802	172,124	(5,729)	-	-	2,315,197	(425,436)	(77,211)	974	(501,673)	1,813,524	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	3,346	-	-	-	44,539	-	-	-	-	44,539	41,193
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	42,394	3,346		-		45,740	-	-	-	-	45,740	42,394
	2,191,196	175,470	(5,729)	-	-	2,360,937	(425,436)	(77,211)	974	(501,673)	1,859,264	1,765,760

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 19)
For the year ended December 31, 2015
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2014 $	Acquisition costs/ Additions $	Disposals/ write-offs $	Reclass $	Cumulative translation adjustment $	Balance at Dec. 31, 2015 $	Balance at Dec. 31, 2014 $	Depreciation $	Disposals/ write-offs $	Balance at Dec. 31, 2015 $	As at Dec. 31, 2015 $	As at Dec. 31, 2014 $
Property, plant and equipment (depletable)
Otjikoto	-	26,098	(363)	411,856	-	437,591	-	(41,810)	-	(41,810)	395,781	-
Masbate	420,644	46,455	(304)	5,226		472,021	(91,706)	(34,068)	200	(125,574)	346,447	328,938
Libertad	296,102	26,552	(50,359)	-	-	272,295	(127,704)	(42,689)	672	(169,721)	102,574	168,398
Limon	142,772	21,042	(23,023)	-	-	140,791	(62,865)	(24,421)	89	(87,197)	53,594	79,907
	859,518	120,147	(74,049)	417,082	-	1,322,698	(282,275)	(142,988)	961	(424,302)	898,396	577,243
Masbate undeveloped mineral
interests	85,078	-	(7,170)	(5,226)	-	72,682	-	-	-	-	72,682	85,078
Mine under construction
Fekola	-	106,561	-	524,963	-	631,524	-	-	-	-	631,524	-
Otjikoto	430,668	9,877	-	(415,809)	(24,736)	-	-	-	-	-	-	430,668
	430,668	116,438	-	109,154	(24,736)	631,524	-	-	-	-	631,524	430,668
Exploration & evaluation properties (non-depletable)
Fekola	514,965	44,528	(38,483)	(521,010)	-	-	-	-	-	-	-	514,965
Kiaka	59,062	4,307	(30)	-	-	63,339	-	-	-	-	63,339	59,062
Mocoa	28,652	65	-	-	-	28,717	-	-	-	-	28,717	28,652
Pavon	6,238	2,294	(8,532)	-	-	-	-	-	-	-	-	6,238
Calibre	10,022	1,230	-	-	-	11,252	-	-	-	-	11,252	10,022
Other	10,066	6,462	-	-	-	16,528	-	-	-	-	16,528	10,066
	629,005	58,886	(47,045)	(521,010)	-	119,836	-	-	-	-	119,836	629,005
Corporate
Office, furniture & equipment	1,768	382	(88)	-	-	2,062	(955)	(267)	88	(1,134)	928	813
	1,768	382	(88)	-		2,062	(955)	(267)	88	(1,134)	928	813
	2,006,037	295,853	(128,352)	-	(24,736)	2,148,802	(283,230)	(143,255)	1,049	(425,436)	1,723,366	1,722,807
Investments in joint ventures (accounted for using the equity method)
Gramalote	66,725	10,652	(36,184)	-	-	41,193	-	-	-	-	41,193	66,725
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	67,926	10,652	(36,184)	-		42,394	-	-	-	-	42,394	67,926
	2,073,963	306,505	(164,536)	-	(24,736)	2,191,196	(283,230)	(143,255)	1,049	(425,436)	1,765,760	1,790,733